Exhibit (a)(1)(vii)

CPG Carlyle Commitments Fund, LLC

This letter is being sent to you if you tendered Units of the Fund – Final Payment of Cash Amount.

Dear Investor:

On July11, 2025, CPG Carlyle Commitments Fund, LLC (the “Fund”) sent a second payment (the “Final Payment”) directly to your account or to your brokerage firm of record in connection with the Fund’s repurchase offer for units of beneficial interest (“Units”) of the Fund dated February 18, 2025 (the “Offer”). This Final Payment is in addition to the payment made directly to your account or to your brokerage firm of record on May 23, 2025 in connection with the Offer (the “Initial Payment”).

The Initial Payment was the portion of the repurchase price equivalent to an amount equal to 95% of the estimated, unaudited aggregate value of the repurchased Units, determined as of the March 31, 2025 (the “Valuation Date”), less any early repurchase fee. The Final Payment is an amount equal to the excess of (i) the aggregate value of the repurchased Units, determined as of the Valuation Date based upon the final results of the annual audit of the financial statements of the Fund for the fiscal year ended March 31, 2025, less (ii) the Initial Payment.

Based on the results of the Fund's completed annual audit, the Fund determined that the Initial Payment was 96.02% and the Final Payment was 3.98% of the amount of your repurchased Units in the Offer. The Fund’s post-audit net asset value per Unit was $14.21 – per Unit for Class A Units and $31.20 – per Unit for Class I Units as of the Valuation Date.

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Commitments Fund, LLC